FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                           For the period 27 May, 2005


                                Cookson Group plc

                          265 Strand, London, WC2R 1BD


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]


Exhibit Numbers

No. 1  Directorate Change announcement dated 26 May, 2005
No. 2  Director Shareholding announcement dated 26 May, 2005
No. 3  Result of AGM announcement dated 26 May, 2005



Exhibit No. 1

                                 Cookson Group plc
                      Board and Senior Management Changes

Cookson Group plc, the international materials science company, announces the following Board and senior management changes.

Mike Butterworth

Mike Butterworth is to join the Board as a Director with effect from 15 June 2005, and will assume the role of Group Finance Director on 1 August 2005.

Mike Butterworth, 44, was Group Finance Director of Incepta Group plc, the international marketing and communications group, from 2001 until May 2005. He previously spent five years as Group Financial Controller at BBA Group plc, the international aviation and materials technology group. He qualified as a chartered accountant with Arthur Andersen.

In assuming the role of Group Finance Director, he will succeed Dennis Millard whose intended departure was announced in March 2005. Dennis Millard will step down from the Board and leave the Company on 31 July 2005.

There are no disclosures required in respect of Mr Butterworth under paragraph 6.F.2 (b) to (g) of the Listing Rules.

Jeff Hewitt

Jeff Hewitt is to join the Board as a non-executive Director, and assume the role of Chairman of the Audit Committee, with effect from 1 June 2005.

Jeff Hewitt, 57, is currently Deputy Chairman and Group Finance Director of Electrocomponents plc, the international high service distributor of electronic, electrical, industrial and commercial supplies. He is also a non-executive Director and Senior Independent Director of Roxboro Group plc, the international specialist electronics products group, and is a chartered accountant.

There are no disclosures required in respect of Mr Hewitt under paragraph 6.F.2 (b) to (g) of the Listing Rules.

Gian Carlo Cozzani

Gian Carlo Cozzani,  64, executive  Director and Chief Executive  Officer of the
Ceramics Division, is to step down from the Board on his 65th birthday on 6 October 2005, and will retire from the Company shortly thereafter.

Gian Carlo Cozzani has been with Cookson since 1988, and an executive Director since 1999.

Francois Wanecq

Francois Wanecq has been appointed as the designated successor to Gian Carlo Cozzani as Chief Executive Officer of the Ceramics Division.

Francois Wanecq held a series of senior management roles at ArjoWiggins Group, the global paper group, from 1995 to 2004. He was a Board director of Arjo Wiggins Appleton plc from 1999 to 2001, and was Chairman of the management board of ArjoWiggins sas from 2001 to 2004.

From 1985 to 1995, he was Managing Director of the technical ceramics division of Saint-Gobain SA, the global industrial materials group, and previously spent seven years with the French Ministry for Industry, as head of the research and production department at the Oil and Gas Directorate.

Nick Salmon, Chief Executive of Cookson, commented:

"We are  delighted  to welcome  Mike  Butterworth  to the Board as our new Group
Finance Director. He has demonstrated exceptional financial and commercial acumen in his career to date, and his years at BBA Group provide directly relevant experience in businesses of a similar nature to Cookson's. He is therefore very well qualified to carry on the excellent work undertaken by Dennis Millard.

"We are also very fortunate to have recruited Francois Wanecq as the designated successor to Gian Carlo Cozzani as head of our Ceramics Division. He has an extensive international industrial and management track record, including a decade of directly relevant experience within the ceramics industry."

Bob Beeston, Chairman of Cookson, commented:

"I am very pleased that we have been able to secure Jeff Hewitt's services as a non-executive Director. He has a wealth of UK plc board experience, in both an executive and non-executive capacity, and has exactly the right credentials to assume the important role of Chairman of the Audit Committee.

"I would like to repeat our thanks to Dennis Millard for his outstanding contribution to Cookson as Group Finance Director over nine years. He will leave Cookson on a very sound financial footing, and we wish him well for the future.

"Gian Carlo Cozzani has been an excellent leader of Cookson's ceramics businesses for many years, and a valued colleague. We wish him all the very best for his retirement.

"I would also like to endorse Nick Salmon's words of welcome to both Mike Butterworth and Francois Wanecq."

                            - Ends -


Shareholder/analyst enquiries:

Nick Salmon, Chief Executive                               020 7061 6500
Dennis Millard, Group Finance Director                     020 7061 6500

Press enquiries:

John Olsen, Hogarth Partnership                            020 7357 9477

Notes to editors:

Mike Butterworth will receive a basic annual salary of GBP250,000. His other contractual terms are consistent with those of Nick Salmon, Chief Executive, which are detailed in the 2004 Annual Report and include a notice period of not more than 12 months.

About Cookson Group:

Cookson Group is a leading materials science company which provides materials, processes and services to customers worldwide.

The Group's operations are formed into three divisions - Ceramics, Electronics and Precious Metals.

The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes.

The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets.

The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs some 16,000 people in more than 35 countries and sells its products in over 100 countries.

Exhibit No. 2


                              SCHEDULE 11

       NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

COOKSON GROUP PLC

2) Name of director

JAN PIETER OOSTERVELD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

JAN PIETER OOSTERVELD

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF ORDINARY SHARES OF 1 PENCE EACH IN COOKSON GROUP PLC

7) Number of shares/amount of
stock acquired

15,000

8) Percentage of issued class

LESS THAN 0.01%

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 1 PENCE EACH

12) Price per share

31.5 PENCE PER SHARE

13) Date of transaction

26 MAY 2005

14) Date company informed

26 MAY 2005

15) Total holding following this notification

40,000 ORDINARY 1p SHARES

16) Total percentage holding of issued class following this notification

LESS THAN 0.01%

If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable


19) Total amount paid (if any) for grant of the option


20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT,COOKSON GROUP PLC - 020 7061 6565

25) Name and signature of authorised company official responsible for making this notification
RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of Notification.................................. 26 MAY 2005

Exhibit No. 3


26 May 2005

Cookson Group plc - Annual General Meeting

Cookson Group plc confirms that each of the resolutions set out in the Notice of Meeting circulated to Shareholders on 22 April 2005 were passed by Shareholders at today's Annual General Meeting, including the following resolutions passed as special business:

-  authority for the Company to incur political expenditure; and
-  authority for the Company to consolidate its ordinary shares.

The share consolidation is due to take effect after the close of business today, when Shareholders will exchange each holding of 10 existing ordinary shares for 1 new ordinary share. Accordingly application has been made by the Company to the UK Listing Authority of the Financial Services Authority and to the London Stock Exchange plc for the admission of 189,682,839 ordinary shares of 10p each, which are due to commence trading on 27 May 2005. Application for the admission of the following block listings has also been made : Cookson Group Executive Share Option Schemes - 185,778 ordinary shares of 10p each, Cookson Employee Share Savings Scheme - 290,612 ordinary shares of 10p each, Cookson Group US Stock Purchase Plan - 448,379 ordinary shares of 10p each.

It is intended, that the fractional entitlements of Shareholders with shareholdings not exactly divisible by 10, will be aggregated and sold in the market on 27 May 2005 on behalf of the relevant Shareholders. Cheques in respect of the proceeds of these entitlements are expected to be despatched by 6 June 2005.

Cookson Group plc confirms that two copies of each of the resolutions passed as special business at the Annual General Meeting have been submitted to the UK Listing Authority in accordance with paragraphs 9.31 and 9.32 of the Listing Rules and will be available for inspection at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London EH14 5HS.

Cookson Group plc
265 Strand
London WC2R 1DB
Tel: +44 (0) 20 7061 6500
Fax: +44 (0) 20 7061 6600
Web: www.cooksongroup.co.uk

                                                   SIGNATURE
                                                   Cookson Group plc


                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 27 May, 2005